UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	98-0221142
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

Plaza America Tower I

11700 Plaza America Drive, Suite 1010

Reston, Virginia, 20190

(Address of Principal Executive Offices, including Zip Code)

ICO Global Communications (Holdings) Limited 2000 Stock Incentive Plan

(Full Title of the Plan)

John L. Flynn

Executive Vice President, General Counsel and Corporate Secretary

ICO Global Communications (Holdings) Limited

Plaza America Tower I

11700 Plaza America Drive, Suite 1010

Reston, Virginia, 20190

(703) 964-1422

(Name, Address and Telephone Number of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.01 per share Class B common stock, par value $0.01 per share	12,400,000	$4.9995	$61,994,280	$6,634

       (1) Represents the aggregate number of shares of common stock for issuance under the 2000 Stock Incentive Plan (the “Plan”). Awards under the Plan may be made for either Class A common stock or Class B common stock. This Registration Statement also relates to such additional and indeterminable number of shares as may become issuable as a result of stock dividends, stock splits, recapitalizations, mergers, reorganizations, combinations or exchanges or other similar events.

       (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act, the price per share was determined by calculating (i) the weighted average exercise price of $4.59 per share, at which outstanding options to purchase 7,372,000 shares of common stock may be exercised, and (ii) the average of the high and low prices of the Class A common stock on The NASDAQ Global Market on September 27, 2006 for the remaining shares that are being registered hereunder. Each share of Class B common stock is convertible into one share of publicly-traded Class A common stock.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates the following documents herein by reference:

(a)          Registrant’s Registration Statement on Form 10 (File No. 000-52006), filed with the Commission on May 15, 2006 and as amended on June 26, 2006, July 12, 2006 and August 17, 2006;

(b)         Registrant’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2006, as amended on September 7, 2006;

(c)          Registrant’s Current Report on Form 8-K dated September 13, 2006; and

(d)         The description of the Registrant’s Class A common stock contained in the Registrant’s Registration Statement on Form 10 filed with the Commission on May 15, 2006, as amended on June 26, 2006, July 12, 2006 and August 17, 2006.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated herein by reference into this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Registration Statement.

Item 4. Description of Securities.

Awards under the Plan may be made for either the Registrant’s Class A common stock or Class B common stock. The description of the material terms of the Registrant’s Class A common stock contained in the Registrant’s Registration Statement on Form 10, as amended, is incorporated by reference. A description of the material terms of the Registrant’s Class B common stock is set forth below.

Description of Our Class B Common Stock

Registrant’s authorized capital stock includes 150,000,000 shares of Class B common stock, par value $0.01 per share. As of August 1, 2006, there are 54,840,000 shares of Class B common stock outstanding, with two holders of record. There are also outstanding options exercisable for an aggregate of 1,625,000 shares of Class B common stock.

Although Registrant has not made any decision regarding whether to effect a reverse stock split, or its timing if Registrant decided to effect a split, stockholders have approved a proposal authorizing the Board of Directors to effect a one-for-three reverse stock split of each class of Registrant’s common stock at the Board’s discretion. A reverse stock split would reduce the number of outstanding shares of each class of the Registrant’s common stock.

Dividend Rights

Holders of the Class B common stock are entitled to receive dividends at such times and in such amounts as may be determined by our Board of Directors and declared out of any legally available funds. Any dividends declared by the Board of Directors, whether payable in cash, property or shares of

Registrant’s capital stock, will be paid equally, on a per share basis, to holders of Class A common stock and Class B common stock.

Registrant has not paid any dividends since its inception and does not expect or intend to pay dividends on its common stock in the foreseeable future. Registrant’s Board of Directors may, at its discretion, modify or repeal its dividend policy. Future dividends, if any, with respect to shares of common stock will depend on, among other things, Registrant’s results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that its Board of Directors deems relevant.

Voting Rights

Holders of Class B common stock are entitled to ten (10) votes (as opposed to one vote for each share of Class A common stock) for each share of Class B common stock held of record on the applicable record date, on each matter submitted to a vote of Registrant’s stockholders. Holders of Class B common stock and Class A common stock vote together as a single class of common stock on each matter submitted to a vote of Registrant’s stockholders. Registrant’s charter and bylaws do not provide for cumulative voting in the election of directors.

In general, corporate action to be taken by stockholder vote will be authorized by a majority of the votes cast by stockholders entitled to vote and present in person or by proxy at the meeting. Directors, however, are elected at each annual meeting by a plurality of the votes cast by stockholders entitled to vote and present in person or by proxy at the meeting. The stockholders may also take action without a meeting, and without a vote, if the holders of outstanding stock with the minimum number of votes that would be required to take the action at a meeting at which all shares entitled to vote were present and voting, consent to the action in writing and deliver it to Registrant.

Registrant does not have a classified board. Thus, each of its directors is up for reelection at each annual meeting of stockholders.

Conversion Rights of Class B common stock

Optional Conversion.   The Class B common stock is convertible at any time at the option of its holders into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock.

Automatic Conversion.   The Class B common stock will be automatically converted into shares of Class A common stock if the Class B common shares are voluntarily or involuntarily sold, assigned, pledged, encumbered, or otherwise transferred to anyone other than the following persons or entities: (1) Eagle River Investments, LLC (“Eagle River”), (2) Craig O. McCaw, (3) William H. Gates III, (4) Cascade Investment, L.L.C., (5) any affiliate of Eagle River, (6) any person or entity that has executed a valid, irrevocable written proxy in favor of Eagle River (covering the Class B common stock for as long as such person or entity owns the shares of Class B common stock), or (7) in the event of a pledge by the holder, a lender, financing, or investment banking firm (as pledgees) as long as the pledgee acknowledges in writing that the shares are subject to automatic conversion upon foreclosure or other action to sell the shares.

Other Rights of Class B Common Stock

Liquidation.   In the event Registrant is liquidated, dissolved, or wound up, whether voluntarily or involuntary, its remaining assets, after payment in full to creditors and holders of any capital stock having preference over the common stock upon liquidation, dissolution, or winding up that may then be outstanding, will be divided ratably and without regard to class among the holders of Class A common stock and Class B common stock.

Reorganization, Recapitalization, or Asset Sale.   In the case of any consolidation, merger, recapitalization, reorganization or sale of all or substantially all of Registrant’s assets, each holder of Class A common stock will receive the same amount of consideration per share, and each holder of Class B common stock will receive the same amount of consideration per share as the Class A common stockholders (as if the Class B common stock had been converted into Class A common stock). Notwithstanding the foregoing, if all or part of the consideration payable in respect of shares of Class A common stock and Class B common stock consists of securities, the securities issued to the holders of Class A common stock and Class B common stock will be identical in all respects, except that the disproportionate voting power of the Class B common stock (i.e., each share of Class B common stock is entitled to ten votes per share versus one vote per share for the Class A common stock) and the conversion rights of the Class B common stock may be incorporated into the terms of the securities issued to the holders of the Class B common stock.

Other Characteristics.   Except as set forth in agreements between Registrant and holders of Registrant’s Class B common stock described herein or in Registrant’s Registration Statement on Form 10, as amended, which is incorporated by reference herein, holders of Class B common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, Registrant’s Board of Directors may authorize the issuance and sale of shares of its common stock without first offering them to Registrant’s existing stockholders. The Class B common stock is not subject to any redemption or sinking fund provisions.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Certain additional provisions of Delaware law and Registrant’s Restated Certificate of Incorporation and Bylaws could make more difficult the acquisition of Registrant by means of a tender offer or a proxy contest. These provisions may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of Registrant to first negotiate with Registrant. Registrant believes that the benefits of increased protection of Registrant’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Registrant outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Registrant’s Restated Certificate of Incorporation provides that it will take all necessary and appropriate action to protect the voting, dividend, conversion, liquidation and merger/consolidation/asset sale rights described above and will not avoid or seek to avoid the observance or performance of those rights by charter amendment, entry into an inconsistent agreement or reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution or issuance or sale of securities.

Registrant has elected not to be governed by Section 203 of the Delaware General Corporation Law regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with an “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition to or with the interested stockholder of 10% or more of the aggregate market value of either the consolidated assets or the outstanding stock of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Additionally, Section 145 provides that indemnification provided by, or granted pursuant to, that section, known as “permissive indemnification,” shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145 further provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in its permissive indemnification provisions, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The Registrant’s Certificate of Incorporation provides that Registrant shall indemnify any person that it has the power to indemnify under Section 145 to the fullest extent permitted by that Section, as it may be amended or supplemented from time to time. Registrant’s Certificate of Incorporation also provides that Registrant shall, in the case of directors, and may, in the case of officers, pay the expenses (including attorneys’ fees) incurred in defending a civil or criminal proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Registrant.

In any suit brought against Registrant to enforce these indemnification rights, it shall be a defense that the person seeking indemnification has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.

As authorized by Section 102(b)(7) of the Delaware General Corporation Law, Registrant’s Certificate of Incorporation provides that a director of Registrant shall not be personally liable to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to Registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law (which relates to liability of directors for unlawful dividend payments or unlawful stock purchases or redemptions), or for any transaction from which the director derived an improper personal benefit. This provision, in effect, eliminates the rights of Registrant and its stockholders (through derivative suits on the Company’s behalf) to recover monetary damages from a director for breach of his or her fiduciary duty of care as a director, except in the situations described. In addition, the Certificate of Incorporation does not alter the liability of directors under U.S. federal securities laws, and does not limit or eliminate the rights of Registrant or any stockholder to seek non-monetary relief, such as an injunction or rescission, for a breach of a director’s duty of care.

Registrant maintains a policy of directors and officers insurance in the amount of $50,000,000, with a retention amount of $200,000 per incident for securities claims and $100,000 per incident for all other claims. The policy also contains coverage for employee practices claims.

Under an indemnification agreement between Registrant and Eagle River, Registrant is required to indemnify, defend, and hold harmless Eagle River, its affiliates, and their respective members, directors, officers, agents, employees and controlling persons against claims, liabilities, losses, damages and fees and expenses incurred resulting from, or in connection with, the fact that such entity or person is or was a shareholder, director, officer, or employee of Registrant or any of its subsidiaries, or based on an alleged breach of his or her fiduciary duty as a director or officer of Registrant or any of its subsidiaries. The indemnification obligation is subject to certain exceptions, including losses and damages incurred through certain violations of the U.S. securities laws and damages caused by acts that a court determines to be a breach of fiduciary duties, gross negligence, or willful misconduct. Registrant agreed to advance reasonable costs and expenses incurred for defending any claim upon receipt of an undertaking to repay the advanced amounts if it is ultimately determined the indemnitee was not entitled to indemnification under the agreement.

Under an indemnification agreement with Cascade Investment LLC, Registrant is similarly required to indemnify Cascade Investment, its affiliates (including Mente, LLC), and their respective members, directors, officers, agents, employees and controlling persons.

Registrant is also a party to an indemnification agreement with CDR-Satco LLC, Clayton, Dubilier & Rice, Inc. (“CD&R”) and The Clayton, Dubilier & Rice Fund VI Limited Partnership, which obligates Registrant to indemnify, defend, and hold harmless each of those entities and their respective directors, officers, partners, members, employees, agents and controlling persons under the same general terms as the indemnification agreement with Eagle River, other than the addition of an obligation to indemnify for any claims arising out of or based upon the provision by CD&R of any consulting services (except to the extent a court finds that any of the indemnitees acted with gross negligence or intentional misconduct).

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number	Description
4.1	Amended and Restated 2000 Stock Incentive Plan, filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form 10 (File No. 000-52006) and incorporated herein by reference.
4.2	Restated Certificate of Incorporation, filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form 10 (File No. 000-52006) and incorporated herein by reference.
4.3	Restated Bylaws, filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form 10 (File No. 000-52006) and incorporated herein by reference.
4.4

Form of certificate representing Registrant’s Class A common stock, filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form 10 (File No. 000-52006) and incorporated herein by reference.

4.5	Form of certificate representing Registrant’s Class B common stock.
5.1	Opinion of Davis Wright Tremaine LLP.
23.1	Consent of Davis Wright Tremaine LLP, included as part of Exhibit 5.1.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney, included on signature page.

Item 9. Undertakings.

(a)          The undersigned Registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement;

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia, on the 29th day of September, 2006.

ICO Global Communications (Holdings) Limited
(Registrant)

By:	/s/ J. Timothy Bryan
J. Timothy Bryan
Chief Executive Officer and Director

POWER OF ATTORNEY

We, the undersigned officers and directors of the Registrant, ICO Global Communications (Holdings) Limited, a Delaware corporation, hereby severally and individually constitute and appoint J. Timothy Bryan, Dennis Schmitt and John L. Flynn, and each of them singly, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact, or any of them, may lawfully do or cause to be done by virtue of this appointment.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of September, 2006.

/s/ J. Timothy Bryan
J. Timothy Bryan,
Chief Executive Officer and Director (principal executive officer)
/s/ Dennis Schmitt
Dennis Schmitt
Senior Vice President, Finance (principal financial and accounting officer)
/s/ Craig O. McCaw
Craig O. McCaw
Chairman of the Board
/s/ Donna P. Alderman
Donna P. Alderman
Director

Samuel L. Ginn
Director

/s/ Barry L. Rowan
Barry L. Rowan
Director
/s/ R. Gerard Salemme
R. Gerard Salemme
Director

David Wasserman
Director
/s/ Benjamin G. Wolff
Benjamin G. Wolff
Director